UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

Y 73760301
(CUSIP Number)

Alastair Macdonald
Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Tel: (441) 295-5913
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. Y 73760301

1	NAMES OF REPORTING PERSONS
Jelco Delta Holding Corp. (“Jelco”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,717,761(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,717,761(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,717,761(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.57% (see Item 4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Jelco owns (i) Class B warrants that are exercisable for up to 113,970 common shares, and (ii) 2,603,791 common shares.

Schedule 13D
CUSIP No. Y 73760301

1	NAMES OF REPORTING PERSONS
Comet Shipholding Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,440

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,440

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,440

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Schedule 13D
CUSIP No. Y 73760301

1	NAMES OF REPORTING PERSONS
Claudia Restis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,721,201(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,721,201(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,721,201(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Claudia Restis may be deemed to beneficially own 2,717,761 common shares of the Issuer through Jelco and 3,440 common shares of the Issuer through Comet Shipholding Inc. (“Comet”), each through a revocable trust of which she is the sole beneficiary. The shares she may be deemed to beneficially own through Jelco, which owns (i) Class B warrants that are exercisable for up to 113,970 common shares, and (ii) 2,603,791 common shares.

Schedule 13D
CUSIP No. Y 73760301

INTRODUCTION

This Amendment No. 26 to Schedule 13D further amends the Schedule 13D originally filed on March 12, 2015 by the Reporting Persons (as defined in Item 2), to reflect the change in beneficial ownership of the Common Shares (as defined in Item 1), based on information provided by the Issuer (as defined in Item 1) regarding an increase in the number of Common Shares outstanding and the decrease in beneficial ownership resulting from the redemption by the Issuer of a convertible promissory note held by the Reporting Person, as reported on Form 6-K by the Issuer on January 19, 2022. As a result of the foregoing, the Reporting Person now owns less than 5% of the Issuer’s Common Shares.

ITEM 1.	Security and Issuer.

This statement relates to the common shares, par value $0.0001 per share (“Common Shares”) issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at 154 Vouliagmenis Avenue, Glyfada 16674, Athens, Greece.

ITEM 2.	Identity and Background.

(a) - (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business
Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Comet Shipholding Inc.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Claudia Restis (1)	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Italy	Business and Philanthropy

(1)	Claudia Restis is the beneficial owner of 100% of the capital stock of each of the corporate Reporting Persons through a revocable trust of which she is the sole beneficiary.

(c) Except as set forth herein, no other transactions in the common shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) - (e) None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13D
CUSIP No. Y 73760301

ITEM 3.	Source and Amount of Funds or Other Consideration.

There are no material changes to Item 3 from the Schedule 13D/A filed with the Commission on January 14, 2022.

ITEM 4.	Purpose of Transaction.

(a) - (b)

As of February 9, 2022, Claudia Restis may be deemed to beneficially own 2,717,761 common shares of the Issuer through Jelco and 3,440 common shares of the Issuer through Comet, each through a revocable trust of which she is the sole beneficiary. The shares she may be deemed to beneficially own through Jelco, which owns (i) Class B warrants that are exercisable for up to 113,970 common shares, and (ii) 2,603,791 common shares.

ITEM 5.	Interest in Securities of the Issuer.

(a) - (b) Based on information provided by the Issuer, the Issuer had 173,092,437 common shares outstanding as of February 9, 2022. Based upon the foregoing, as of February 9, 2022, the Reporting Persons’ beneficial ownership is as set forth below:

	Percentage of Shares Beneficially	Voting			Dispositive
Name	Owned	Sole	Shared		Sole	Shared
Jelco Delta Holding Corp.	1.57%	0	2,717,761	(1)	0	2,717,761	(1)
Comet Shipholding Inc.	0.0%	0	3,440		0	3,440
Claudia Restis	1.57%	0	2,721,201	(1)(2)	0	2,721,201	(1)(2)

(1)	Jelco owns (i) Class B warrants that are exercisable for up to 113,970 common shares, and (ii) 2,603,791 common shares.

(2)	Claudia Restis may be deemed to beneficially own 2,717,761 common shares of the Issuer through Jelco and 3,440 common shares of the Issuer through Comet, each through a revocable trust of which she is the sole beneficiary.

(c) N/A

(d) N/A

(e) N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no material changes to Item 6 from the Schedule 13D/A filed with the Commission on January 14, 2022.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Form of Warrant (incorporated by reference to Exhibit 99.4 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 15, 2021).
Exhibit 99.2	Press Release, dated January 19, 2022 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 21, 2022).

Schedule 13D
CUSIP No. Y 73760301

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

COMET SHIPHOLDING INC.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

/s/ Claudia Restis
Name: Claudia Restis